Exhibit 99(a)(12)

EFiled: Jan 10 2005 10:36AM EST
Filing ID 4911878

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

JOHN MASCARENHAS,	:
:
Plaintiff,	:
	:	Civil Action No.
:
v.	:
:
FOX ENTERTAINMENT GROUP INC.,	:
K. RUPERT MURDOCH, PETER CHERNIN,	:
DAVID F. DeVOE, ARTHUR M. SISKIND,	:
LACHLAN K. MURDOCH, CHRISTOS M.	:
COTSAKOS, PETER POWERS, and NEWS CORPORATION	: :
:
Defendants.	:

COMPLAINT

Plaintiff, by the undersigned attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

THE PARTIES

1. Plaintiff (“plaintiff’) is the owner of common stock of Fox Entertainment Group, Inc. (“Fox” or the “Company”) and has been the owner of such shares continuously since prior to the wrongs complained of herein.

2. Defendant Fox is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located in New York, New York. Fox is a multi-faceted entertainment group with operations in four business segments, including Filmed Entertainment, Television Stations, Television Broadcast Network and Cable Network

Programming. At all relevant times, Fox common stock traded on the New York Stock Exchange market under the symbol “FOX.”

3. Defendant News Corporation (“News”) is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located in New York, New York. News owns and/or controls approximately 82% of the Company’s outstanding common stock. As a controlling shareholder of Fox, News owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class.

4. Defendant K. Rupert Murdoch (“Rupert Murdoch”) is and at all times relevant hereto has been Chief Executive Officer and Chairman of the Board of directors of the Company. Rupert Murdoch is also Chairman and Chief Executive Officer of News since its formation in 1979.

5. Defendant Peter Chernin (“Chernin”) is and at all times relevant hereto has been President, Chief Operating Officer, and a director of Fox. Chernin is also President, Chief Operating Officer and a director of News.

6. Defendant David F. DeVoe (“DeVoe”) is and at all times relevant hereto has been Senior Executive Vice President, Chief Financial Officer, and a director of Fox. DeVoe is also Chief Financial Officer, Finance Director and a member of the board of directors of News.

7. Defendant Arthur M. Siskind (“Siskind”) is and at all times relevant hereto has been Senior Executive Vice President, General Counsel and a director of Fox. Siskind is also Group General Counsel and a director of News.

8. Defendant Lachlan K. Murdoch (“Lachlan Murdoch”) is and at all times relevant hereto has been a director of Fox. Lachlan Murdoch has been Executive Director and Deputy Chief Operating Officer of News.

9. Defendant Christos M. Cotsakos and Peter Powers are and at all times relevant hereto have been directors of Fox.

10. The defendants referred to in paragraphs 4 through 9 are collectively referred to herein as the “Individual Defendants.”

11. The Individual Defendants’ are in a fiduciary relationship with plaintiff and the other public stockholders of Fox, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

CLASS ACTION ALLEGATIONS

12. Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of Fox common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

13. This action is properly maintainable as a class action.

14. The Class is so numerous that joinder of all members is impracticable. As of January 7, 2005, there were approximately 170.8 million publicly held shares of Fox outstanding.

15. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether the proposed transaction is grossly unfair to the Class;

(b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

(c) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

17. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

18. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

19. On January 10, 2005, Fox announced that News has made a proposal to acquire all of the Company’s common stock that it does not already own in exchange for 1.90 shares of News Corp’s Class A shares (the “Buyout” or “Buyout Proposal”).

20. The consideration offered in the Buyout is wholly inadequate and fails to offer fair value to the Company’s shareholders for their equity interests in Fox. In fact, the Buyout offers a mere 7% premium over Fox’s closing stock price on January 7, 2005, the last trading date prior to the announcement.

21. News has timed the proposal to freeze out Fox’s public shareholders in order to capture for itself Fox’s future potential without paying an adequate or fair price to the Company’s public shareholders.

22. News timed the announcement of the proposed buyout to place an artificial lid on the market price of Fox’s stock so that the market would not reflect Fox’s improving potential, thereby purporting to justify an unreasonably low price.

23. News has access to internal financial information about Fox, its true value, expected increase in true value and the benefits of 100% ownership of Fox to which plaintiff and the Class members are not privy. News is using such inside information to benefit itself in this transaction, to the detriment of the Fox’ public stockholders.

24. News, by reason of its control of 82% of the voting power of the Company, has clear and material conflicts of interest and is acting to better its own interests at the expense of Fox’s public shareholders.

25. News, with the acquiescence of the directors of Fox, is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, Defendants have breached and are breaching their fiduciary duties to the members of the Class.

26. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

27. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees;

F. Granting such other and further relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ NORMAN M. MONHAIT
Norman M. Monhait (DSBA No. 1040)
919 Market St., Suite 1401 Citizens Bank Center
P.O. Box 1070
Wilmington, DE 19899-1070
(302) 656-4433
Attorneys for Plaintiff

Of Counsel:

SCHIFFRIN & BARROWAY, LLP

Marc A. Topaz

Sandra G. Smith

Three Bala Plaza East

Suite 400

Bala Cynwyd, PA 19004